SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE ON RELATED-PARTY TRANSACTIONS

São Paulo, December 18, 2023 - Braskem S.A. (“Braskem”), in compliance with article 33, XXXII of CVM Resolution 80/2022, hereby informs its shareholders and the market in general of the following transaction between related parties:

Parties	Braskem and Petróleo Brasileiro S.A. – Petrobras (“Petrobras”).
Relationship with the issuer	Petrobras is a Shareholder with Significant Influence over Braskem.
Purpose	Spot purchase agreement by Braskem and sale by Petrobras of propylene polymer-grade, through Alberto Pasqualini Refinery (REFAP) (“Agreement”), which achieved new amount of R$ 50 million on December 7, 2023.

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Key terms and conditions

On January 7, 2022, the signing of 5 propylene agreements between Petrobras and Braskem regarding (i) Planalto de Paulínia Refinery (REPLAN), (ii) Henrique Lage Refinery (REVAP), (iii) Presidente Getúlio Vargas Refinery (REPAR), (iv) Capuava Refinery (RECAP) and (v) Duque de Caxias Refinery (REDUC) were announced through Notice on Related Party Transactions. In these contracts, there are clauses that provide flexibility for negotiating prices and reallocating quantities between contracts signed between the parties.

On June 15, 2023, the first polymer-grade propylene spot sale and purchase agreement were signed by Braskem and Petrobras from REFAP, which were the subject of a Notice on Related Party Transactions on September 26, 2023, considering that this agreement expired on September 30, 2023.

On September 29, 2023, Braskem signed a second spot purchase contract for the sale of polymer-grade propylene by Petrobras from REFAP ("Second REFAP Contract"), from October 1, 2023, to November 30, 2023, which was the subject of a Notice on Related Party Transactions on November, 13, 2023. The Second REFAP Contract initially contemplated a sale of polymer-grade propylene estimated at 565 tons.

Propylene volumes from the contract for the purchase of polymer-grade propylene from REPAR by Braskem and sale by Petrobras ("REPAR Contract") were reallocated to the Second REFAP Contract, which was disclosed through the Notice on Transaction with Related Parties on January 7, 2022, mentioned above.

On November 30, 2023, the Second REFAP Contract was extended until December 31, 2023 and, in the context mentioned above, quantities of propylene from the REPAR Contract were reallocated to the Second REFAP Contract, reaching a new amount of R$50 million, on December 7, 2023, according to the information below:

• Net accumulated amount of the Second REFAP Contract until 12/07/2023: R$ 100.6 million, which R$ 2.3 million specifically from the Second REFAP Contract and R$ 98.3 million from the relocation of available resources in REPAR Contract.

• Accumulated net value of the Second REFAP Contract from 11/01/2023 to 12/07/2023: R$ 50 million, this amount coming from the reallocation of resources available in the REPAR Contract

• Adopted prices are from international references of propylene polymer-grade.

• The Agreement may be extended.

2

Date of signing of the Amendment	December 7, 2023
Any participation by the counterparty, its partners, or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer	The counterparty and its partners and managers have not participated in Braskem’s decision process or in the negotiations of the mentioned agreements.

Detailed justification of the reasons why the management of the issuer believes the transaction was carried out on an arm’s length basis or involves adequate compensatory payment	The transaction was made regarding the purchase of propylene referenced in international prices.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.